Shareholder Meeting

The fund held its Annual Meeting of Shareholders on February 18, 2014. The following proposal was considered by the shareholders:

Proposal: Election of four (4) Trustees to serve for a three-year term ending at the 2017 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total Votes for the Nominee	Total Votes Withheld from the Nominee
Independent Trustees
William H Cunningham	25,905,349.995	882,974.420
Grace K. Fey	25,880,373.512	907,950.903
Hassell H. McClellan	25,921,467.197	866,857.218
Gregory A. Russo	25,963,137.069	825,187.346

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Craig Bromley, Peter S. Burgess, Theron S. Hoffman, Deborah C. Jackson, James M. Oates, Steven R. Pruchansky and Warren A. Thomson.